                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                           (Amendment No. 1 )(1)



                                  Lason, Inc.
                               _______________

                               (Name of Issuer)



                     Common Stock, par value $.01 per share
                     ______________________________________

                         (Title of Class of Securities)



                                  51808R 10 7
                                 _____________

                                 (CUSIP Number)


                                _______________



                               Page 1 of 10 Pages



____________________

  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 51808R 10 7           13G               Page 2 of 10 Pages
               --------------                               ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [                ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER

              SHARES                      None (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     766,959  (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER

             REPORTING                    None (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       766,959 (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      766,959  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 51808R 10 7           13G               Page 3 of 10 Pages
               --------------                               ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      GTCR IV, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   [                ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER

              SHARES                      None (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     766,959  (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER

             REPORTING                    None (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       766,959 (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      766,959  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 51808R 10 7           13G               Page 4 of 10 Pages
               --------------                               ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Golder, Thoma, Cressey, Rauner, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   [                ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER

              SHARES                      None (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     766,959  (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER

             REPORTING                    None (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       766,959 (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      766,959  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)       NAME OF ISSUER.

                Lason, Inc. (the "Company")

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                1305 Stephenson Highway
                Troy, Michigan  48083

ITEM 2(a)       NAMES OF PERSONS FILING.

                This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under
                Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of it being the general partner of the Fund, and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of it being the general partner of GTCR IV. The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

                The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                The principal business address of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois, 60606-6402.

ITEM 2(c)       CITIZENSHIP.

                The Fund and GTCR IV are limited partnerships organized under the laws of the State of Delaware. GTCR Inc. is a corporation organized under the laws of the State of Delaware.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES.

                Common Stock, par value $.01 per share ("Common Stock").

ITEM 2(e)       CUSIP NO.

                51808R 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                This statement is filed pursuant to Rule 13d-1(c). As such, the listed alternatives are not applicable.



                              Page 5 of 10 Pages

ITEM 4     OWNERSHIP.

           (a)  AMOUNT BENEFICIALLY OWNED:

                As of December 31, 1997, the Fund was the registered owner of 766,959 shares of Common Stock or approximately 6.7% of the Common Stock outstanding as of December 31, 1997, assuming there were 11,467,175 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1997). By virtue of the relationship between the Fund and GTCR IV describe in Item 2(a), GTCR IV may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2(a), GTCR Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the Shares of Common Stock beneficially owned by the Fund. GTCR IV and GTCR Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes Section 13(d) or Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

                The disposition on September 24, 1997, of certain shares of Common Stock by the Fund terminated the voting provisions of the Voting Agreement, dated as of October 7, 1996, among the Company, the Fund, and Robert A. Yanover, Allen J. Nesbitt, the Allen J. Nesbitt Living Trust dated December 7, 1994, the James
                A. Nesbitt and Jennifer Rebecca Nesbitt Irrevocable Trust effective as of January 1, 1996, the Robert A. Yanover Living Trust u/a/d May 11, 1982,the Joseph Jonathan Yanover and Jennifer D. Yanover Irrevocable Trust dated January 5, 1993, and the Joseph Jonathan Yanover and Jennifer D. Yanover Irrevocable Trust No. 2 dated August 6, 1996.

           (b) PERCENT OF CLASS: (Assuming 11,467,175 shares outstanding as of December 31, 1997)

                6.7%

           (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)   Sole power to vote or to direct the vote:  None
                      (See Item 4(a))

                (ii) Shared power to vote or to direct the vote: 766,959 (See Item 4(a))

                (iii) Sole power to dispose or to direct the disposition of:
                      None (See Item 4(a))

                (iv)  Shared power to dispose or to direct the disposition of:
                      766,959 (See Item 4(a))





                               Page 6 of 10 Pages

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

                Not applicable

ITEM 10    CERTIFICATION.

                Not applicable





                               Page 7 of 10 Pages

                                    EXHIBITS


Exhibit I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit I of the original filing of this Schedule 13G, dated February 13, 1996).





                               Page 8 of 10 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998       GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                               By:     GTCR IV, L.P., its General Partner

                               By:     GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                its General Partner


                               By:            /s/ Joseph P. Nolan
                                       ---------------------------------------
                               Name:   Joseph P. Nolan
                               Title:  Principal



                               GTCR IV, L.P.

                               By:     GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                its General Partner


                               By:            /s/ Joseph P. Nolan
                                       ---------------------------------------
                               Name:   Joseph P. Nolan
                               Title:  Principal



                               GOLDER, THOMA, CRESSEY, RAUNER, INC.


                               By:            /s/ Joseph P. Nolan
                                       ---------------------------------------
                               Name:   Joseph P. Nolan
                               Title:  Principal





                               Page 9 of 10 Pages